NATURALSHRIMP INC.

5501 LBJ FREEWAY, SUITE 450

DALLAS, TX 75240

April 20, 2023

Michael Fay

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NaturalShrimp Inc.
Form 10-K for the Fiscal Year Ended March 31, 2022
Form 10-Q for the Quarterly Period Ended December 31, 2022
Response dated February 21, 2023 File No. 000-54030

Dear Mr. Fay:

By letter dated March 15, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided NaturalShrimp Inc. (“NaturalShrimp,” the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K for the Fiscal Year Ended March 31, 2022 filed on June 29, 2022 and Form 10-Q for the Quarterly Period Ended December 31, 2022 filed on February 16, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended March 31, 2022

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.

In response to prior comment 3 you set forth that you will reclass the additional $1,250,000 that was paid through the year end date from accounts payable to cash paid for the License Agreement as a revision to the prior period. It is not clear why your revision is appropriate under ASC 230-10. In addition, your response does not appear to address the difference between the statements of cash flows and your disclosure. You disclose that $4,750,000 in total was paid in cash during the fiscal year ended March 31, 2022 and that $1,250,000 remained in accounts payable as of March 31, 2022, whereas the statements of cash flows shows $2,350,000. In tabular form, please tell us how each separate payment was classified in your statements of cash flows (e.g., cash outflows for investing activities or financing activities). Likewise, tell us how amounts in accounts payable will be classified when paid. Revise your Supplemental Disclosure of Non-Cash Investing and Financing Activities, as appropriate. Refer to ASC 230-10-45-13 © for cash outflows for investing activities and ASC 230-10-45-15(c) for cash outflows for financing activities.

Response:

In response to the Staff’s comments, we note that, in the revision of the Statements of Cash Flows, we will correct the error in the amount of cash paid for the License Agreement and recognize the actual amount of the cash paid of $4,750,000. This will increase the “Cash paid for License Agreement” by $2,400,000, which will then agree with the disclosure. As per ASC 230-10-45-13 and 15(c), we understand that the amount owed on the agreement should be listed under Financing Activities, instead of in the “Accounts payable” category of the Operating Activities. The correction will be that Accounts Payable in “Cash used in operating activity” will be reduced by the $3,000,000 that, at issuance, was owed for the License Agreement and that $3,000,000 will instead be reflected in “Payments due on License Agreement” in “Cash Flows from Financing Activities”. This will result in the remainder of $1,250,000 owed to be reflected on Payments due on License Agreement, and the change in the Accounts Payable balance will leave a balance of $342,948. After these reclassifications, the cash payment of $2,400,000 will be reflected as “Cash paid for License Agreement” in Investing Activities, for a total paid of $4,750,000.

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The below is the tabular form of the corrections we will make in next filing of 2023, our 10-K for the year ended March 31, 2023:

	As Presented in 3/31/2022 10-K	①	②	Corrected presentation as of 3/31/22

Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(856,207)		650,000	(206,207)
Accounts payable	(2,657,052)	3,000,000		342,948

Cash flows from investing activities:
Cash paid for License Agreement	(2,350,000)		(2,400,000)	(4,750,000)

Cash flows from financing activities:

Payments due on License Agreement	-	(3,000,000)	2,400,000	(1,250,000)
			+ (650,000)

①	Reclassification of Accounts Payable to Financing Activities

②	Entries to be added (left out in error)

Note 2 – Summary of Significant Accounting Policies, page F-8

2.	We note your revised revenue recognition policy in response to prior comment 4. Please revise your disclosure to describe in more detail, by type of customer to the extent necessary, the following:

●	Losses recorded under ASC 606-10-50-4(b);
●	The significant payment terms, whether the consideration amount is variable, and whether the estimate of variable consideration is typically constrained in accordance with ASC 606-10-32-11 through 32-13, as addressed in ASC 606-10-50-12(b);

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●	Obligations for returns, refunds, and other similar obligations as addressed in ASC 606-10-50-12(d); and
●	The judgments, and changes in judgments, that significantly affect the determination of the amount and timing of revenue as addressed in ASC 606-10-50-17, 606-10-50- 19, and 606-10-50-20(a) through (d).

Response:

In response to the Staff’s comment, we note that the current revenue recognized is not based on long-term, multiple shipment contracts with customers. The present two customers’ “purchase orders” are made through an email or call to the Company, where the customer requests an amount of shrimp that they want to receive. At that time, the amount of the fees is agreed upon. There are no discounts, payment terms, returns or refunds allowed, as that would change the amount paid and result in variable consideration. The Company personally delivers the order to the customer with an invoice containing payment terms of “net fifteen (15) days.” In the future, if the Company has customers with long-term contracts for multiple shipments of live shrimp, i.e., performance obligations satisfied over time, the Company will adopt the “as-invoiced” practical expedient. This is pursuant to ASC 606-10-55-18, upon which there will be no variable consideration to be estimated for the transaction price and the Company is allowed to recognize revenue “in the amount to which the entity has a right to invoice,” at the point in time the invoice is issued. We will therefore add to the revenue recognition policy after the description of the ASC 606 five-step revenue recognition process, the following disclosure:

“In the future, if the Company has customers with long-term contracts for multiple shipments of live shrimp, the Company will elect the right-to-invoice practical expedient and any variable consideration estimate will be excluded from the transaction price and the revenue will be recognized directly when the goods are delivered.”

Form 10-Q for the Quarterly Period Ended December 31, 2022

Note 6 - Convertible Debentures, page 15

3.	We note the maturity date of the Restructured Senior Note was modified from December 31, 2023 to December 4, 2023, however, the $20,223,035 is classified as non-current on the balance sheet. Please describe for us the basis of your classification of this amount.

Response:

In response to the Staff’s comment, we note that, while the classification on the balance sheet is correct, the disclosure was in error. We will prospectively correct the disclosure to state that the maturity date was “changed to twelve months after the closing date or termination of the Merger Agreement, but in no event later than June 30, 2024.”

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ William Delgado
William Delgado
Chief Financial Officer
NaturalShrimp Inc.

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